Filed by BE Aerospace, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: BE Aerospace, Inc.
                           Commission File No.: 0-18348


         On August 13, 2001, BE Aerospace, Inc. issued a press release relating to its proposed acquisition of M&M Aerospace Hardware, Inc., a Florida corporation:



                                                  CONTACT:
                                                  Max Kuniansky
                                                  Director of Investor Relations
                                                  B/E Aerospace, Inc.
                                                  (561) 791-5000, extension 1440

                            B/E AEROSPACE TO ACQUIRE
                         LEADING AFTERMARKET FASTENER COMPANY


                  CONFERENCE CALL TODAY AT 12 NOON EASTERN TIME


     WELLINGTON, FL, August 13, 2001 - B/E Aerospace, Inc. (Nasdaq: BEAV) today announced that it has agreed to acquire M & M Aerospace Hardware, Inc., the world's leading independent aftermarket distributor of aerospace fasteners, for an initial purchase price of $177 million.

     The company will hold a conference call at 12:00 noon Eastern time today to discuss the acquisition.

HIGHLIGHTS: M & M ACQUISITION

o Permits B/E to leverage its existing sales and customer support organizations

o Nearly doubles B/E's addressable market, enhancing sales growth opportunities

o    Increases percentage of sales to the aftermarket

o Serves as platform for future transactions which leverage M & M's sophisticated information systems for inventory management and product pricing

o    Contributes to margin expansion


A STRATEGIC EXPANSION

     "In recent months, B/E has considered a number of options for accelerating growth and achieving superior financial returns for shareholders," said Mr. Robert J. Khoury, President and Chief Executive Officer of B/E. "As the world's leader in the manufacturing and distribution of aircraft cabin interior products, we continue to expect our existing markets to provide attractive financial returns. However, achieving more significant growth and the advantages of greater size and scope requires a strategic expansion into a new but closely related market.

         "The aerospace fasteners sector offers an attractive opportunity while remaining close to our existing customers and markets," Mr. Khoury said. Desirable features of the fasteners market include:

o Nearly doubles addressable market: The worldwide market for aerospace fasteners is sizeable, generating approximately $2.2 billion in annual sales -- almost equal in size to the cabin interior products market. Expanding into the aerospace fasteners sector will nearly double B/E's addressable market.

o Large aftermarket segment: Approximately 70 percent of aerospace fasteners are used in the aftermarket, consistent with B/E's current focus on this customer base.

o Healthy projected growth: Aftermarket demand is growing and predictable. Aerospace fasteners are consumed during aircraft reconfigurations and passenger-to-freighter conversions and must be replaced at mandated maintenance intervals. As the number of aircraft in the worldwide fleet grows, demand for fasteners is expected to grow as well.

o Attractive financial returns: In addition to substantial revenue growth, the aftermarket aerospace fastener sector offers profit margins comparable to those of B/E's existing business.

o Strong financial and strategic synergies, e.g. leveraging B/E's sales, customer support and informational technology organizations.


PROFILE OF M & M AEROSPACE HARDWARE

     M & M Aerospace Hardware has a strong competitive position, currently ranking as one of the top five distributors of aerospace fasteners worldwide, and the world's leading independent aftermarket distributor of such products. The company generates nearly 70 percent of its sales from the aftermarket and has more than 3,700 customers worldwide.

     Offering a broad product line of over 93,000 separate items, M & M is a distributor for virtually every leading manufacturer of aerospace fasteners. The company was established in 1974 and is based in Miami, Florida, near B/E's corporate headquarters and several of B/E's principal manufacturing facilities.

SYNERGIES ARE SIGNIFICANT

     "We believe M & M provides an excellent strategic fit with our vision for the future, and enhances opportunities for organic growth," said Mr. Khoury. "We see several synergies from this acquisition. One of the most significant is the opportunity to expand M & M's sales to B/E's existing aftermarket customer base.

     "We already have strong customer relationships and leading market shares with the world's major airlines and many smaller carriers," he stated. "22 permanent, dedicated B/E customer support staff are already on-site at a number of major carriers. While several of these carriers are currently M & M customers, all are potential customers. By leveraging both our existing sales organization and our customer support staff, we expect to expand M & M's sales to our customer base -- and we believe that we can accomplish that more rapidly than M & M could on its own.

     "This acquisition also gives us a platform for leveraging M & M's advanced information technology in future transactions," Mr. Khoury stated. "M & M has a sophisticated system for inventory tracking and retrieval, as well as customer-focused information technology which gives the company real-time, on-line instantaneous access to product pricing and cost data for all 3,700 customers and all 93,000 product offerings (SKUs). Both systems can be applied to enhance service to B/E's existing aftermarket customers.

     "We believe the acquisition will contribute to B/E's margin expansion goals," he said. "M & M has a history of solid profitability, generating operating margins comparable to B/E's existing lines of business." Other synergies from the acquisition include:

o B/E's experience with just-in-time oriented information technology and e-commerce, which M & M can apply to serving large customers on a just-in-time basis, savings on the fastener hardware which B/E purchases at a cost of approximately $15 million each year, and

o M & M's strong purchasing, freight and logistics practices, which can be applied across B/E's entire organization.

     M & M is well positioned to handle substantial growth in volume with minimal additional capital investment. With $30 million recently invested in infrastructure, the company now has new warehouse facilities and newly installed information technology.

PURCHASE PRICE

     The $177 million purchase price will consist of $152 million in cash and $25 million in B/E common stock. The selling shareholders have the opportunity to earn an additional amount of up to $23 million in B/E common stock based on M & M's performance. The purchase price, including the $23 million additional amount, represents about 6.4 times M & M's January through June 2001 adjusted annualized EBITDA (earnings before interest, taxes, depreciation and amortization).

     Closing is expected in approximately one month, at which time about $80 million of the purchase price will be used to repay all of M & M's existing borrowings.

     "We expect the M & M acquisition to be earnings-neutral to modestly accretive for B/E's current fiscal year, and more accretive thereafter due to the expected synergies," Mr. Khoury said.

Conference Call and Webcast

     B/E will conduct a conference call for investors at 12 noon Eastern Time today, August 13. The conference call will be broadcast live via the Internet. To listen to the conference call webcast, visit the Investor Relations section of B/E's web site at www.beaerospace.com and follow the Conference Calls link. We suggest that you check this link well in advance of the conference call to ensure that your computer is configured to receive the webcast.

     This news release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties, and B/E's actual experience may differ materially from that anticipated in such statements. Factors that might cause such a difference include those discussed in B/E's filings with the Securities and Exchange Commission, including but not limited to its most recent proxy statement, Form 10-K and Form 10-Q. For more information, see the section entitled "Forward-Looking Statements" contained in B/E's Form 10-K and in other filings.

     B/E Aerospace, Inc. is the world's leading manufacturer of aircraft cabin interior products, serving virtually all the world's airlines and aircraft manufacturers. B/E designs, develops, manufactures, sells and services a broad line of passenger cabin interior products for both commercial and business/VIP aircraft and provides interior design, reconfiguration and conversion services to its customers throughout the world. With annual revenues exceeding $700 million, the company employs more than 4,000 people worldwide. For more information, visit B/E's web site at www.beaerospace.com.

     Offering of the common stock being issued in connection with the M & M transaction will be made only by means of a prospectus filed as part of a registration statement with the Securities and Exchange Commission.

     A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

     B/E urges investors and security holders to read the prospectus regarding the aforementioned common stock when it becomes available, as it will contain important information. The prospectus will be filed with the United States Securities and Exchange Commission by B/E. Security holders may receive a free copy of the prospectus when available, as well as other related documents filed by B/E at the Commission's web site, www.sec.gov. In addition, copies of documents filed with the Commission by B/E can be obtained, without charge, by directing a request to B/E Investor Relations at 1400 Corporate Center Way, Wellington, Florida 33414, or by telephoning (561) 791-5000.